December 15, 2021

Production Plans in January 2022, as of December 15

At Toyota, we have made repeated adjustments to our production plans since August due to a parts shortage resulting from the spread of COVID-19, causing various inconveniences to all parties concerned. We would like to express our gratitude to everyone involved for their immense support in helping us maintain production.

The global production plan in January 2022 is expected to reach the 800,000 unit level including recovery from previous production cutback effects. In addition, we will continue to maintain our production forecast of the 9 million unit level for the fiscal year. (Reference: Global production volumes were approximately 740,000 units in January 2021)

In response to the continuing shortage of parts, we will continue working with our suppliers to strengthen our supply chain and will do everything we can to ensure that we deliver as many cars to our customers as quickly as possible.

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